Exhibit 21
ADVANCE DISPLAY TECHNOLOGIES, INC.
SUBSIDIARIES

The following is a list of the subsidiaries of the Company and the jurisdictions under which such subsidiary is organized.  The Company owns 100 percent of the voting securities of such subsidiary.

Name of Subsidiary	Jurisdiction of Organization

ADTI Media, Inc.	Colorado